02036436

P.E 5.1.02

1-14560

RECD S.E.C.
MAY 1 5 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . . X . . .

PROCESSED
MAY 2 0 2002
THOMSON
FINANCIAL

CRGH

ABBEY NATIONAL plc

CONFIRMATION OF APPOINTMENT OF FINANCE DIRECTOR

Following the announcement made on 25th April 2002, Abbey National plc confirms that the appointment of Stephen Hester, is effective from 13th May 2002. There are no matters requiring disclosure under paragraph 6.F.2 (b) to (g) of the FSA Listing Rules.

14th May 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date:14th May, 2002

By ______________________
Ian Christie, Assistant Group Secretary